

October 7, 2011

Via E-mail
Tao Wang
Chief Executive Officer
Changyou.com Limited
East Tower, Jing Yan Building
No. 29 Shijingshan Road, Shijingshan District
Beijing 100043
People's Republic of China

> **Re: Changyou.com Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed on February 28, 2011**
> **Form 6-K filed on February 1, 2011**
> **File No. 001-34271**

Dear Mr. Wang:

We have reviewed your letter dated September 2, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 24, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Variable Interest Entities

Consolidated VIEs, page F-9

1.   We have read your responses to prior comments 7 and 8. While we acknowledge your Risk Factor disclosure, we believe that the risks and consequences surrounding VIE

consolidation in the PRC and the potential for deconsolidation require footnote disclosure. Paragraph (c) of ASC 810-10-50-2AA requires the disclosure of the nature, changes in and risks associated with your involvement with a VIE. You should clearly disclose the consequences if the PRC government determines that the VIE structure for operating your business does not comply with PRC government restrictions on foreign investment in the online game industry. In this regard, you should disclose the consequences as listed in your response including the potential for deconsolidation of your operating subsidiaries. If management believes that the possibility of such events is remote, that opinion could also be included in your footnote disclosure. Please include your proposed future disclosure within your response.

Note - 5 Concentration of credit risk, page F-16

2.   We have read your response to prior comment 11 and note that you will include a discussion in future filings in response to this comment. Please provide your proposed future disclosure within your response. In addition, tell us if a single financial institution holds a substantial amount of your cash balances and short-term investments, including the sum of any branches of such financial institution. If so, you should clearly disclose this fact within this footnote and indicate the amount held at that institution.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief